

June 6, 2012

Via E-mail
Mr. Terrance McCarthy
Chief Executive Officer
First Banks, Inc.
135 North Meramec
Clayton, MO 63105

>   **Re: First Banks, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2011
>   Filed March 23, 2012
>   File No. 001-31610**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 6 – Goodwill and Other Intangible Assets, page 114

1.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please tell us and address the following in future filings:

   ●   The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- Describe each of the two separate valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- Describe how you weight each of the methods used including the basis for that weighting;
- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
- Describe how the assumptions and methodologies used for valuing goodwill during the fourth quarter of 2011 testing changed, if applicable, since the prior year highlighting the impact of any changes; and
- Describe the results of the step 1 and step 2 impairment testing; and
- Address the basis for the conclusions reached in the determination to not record any goodwill impairment at either fiscal year end December 31, 2010 and 2011 in light of the company's operating performance and given that the carrying value of the company's reporting unit exceeded the estimated fair value during these periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant